UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2010

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO, S.A.B. de C.V.
SUMMARIZES RECENT EVENTS

June 11, 2010 – At the request of the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores de México (“CNBV”) and in accordance with the Mexican Stock Markets Law and its regulations, Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) is providing the following information in response to recent events following the Company’s Annual Ordinary and Extraordinary Shareholders’ Meeting, which took place on April 27, 2010, related to the disputes between certain shareholders, as well as corporate events, recent relevant facts released by GAP and reports in the media, and summarizes them as follows:

CURRENT SITUATION

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Trading Suspension:  The market authorities in Mexico and the New York Stock Exchange suspended trading of GAP’s shares on both markets.  We expect that the suspension will soon be lifted so that the stock may resume trading on the markets and thereby protect the interests of the majority of its shareholders.  GAP has provided and intends to continue providing information appropriate for release to the markets and which GAP has always provided.

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News Reported by the Media:  Certain statements have been made to the Mexican media that may have created confusion in the market and among investors.  Therefore, in order to comply with the Mexican Stock Markets Law, GAP is issuing this press release.

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Current Situation at the Company:  Independent of the ongoing proceedings and disputes among GAP’s shareholders, the Company’s financial and operating position continue to be reflected by the periodic reports issued to the markets by GAP.  GAP does not expect that the various proceedings, claims and demands among its relevant shareholders, whether founded or unfounded, could have a material adverse effect to GAP or its subsidiaries.    However, at this time it is not possible to predict the outcome of any of the ongoing legal proceedings or any ramifications resulting from these conflicts.  It is also not possible to predict the effects that these events may have on the price of our stock or our market value.

For more information please visit www.aeropuertos gap.com.mx or contact:

Mexico	United States
Miguel Aliaga, Investor Relations Officer	Maria Barona / Kenia Vargas
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications, Inc.
Tel: 01 (333) 880 1100 ext 216	Tel: 212 406 3691
maliaga@aeropuertosgap.com.mx	gap@i-advize.com
Follow us on Twitter: www.twitter.com/aeropuertosgap	www.twitter.com/iadvizeIR

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Airport Operations: Despite the claims of some of the members of GAP’s strategic shareholder, Aeropuertos Mexicanos del Pacífico, S.A. de C.V., (“AMP”), GAP’s airports continue to operate normally and continue to receive the support and assistance from AMP under its Technical Assistance Agreement.  This support has not been put at risk by any of the conflicts or disputes among GAP’s shareholders.

RECENT EVENTS

Disputed Corporate Actions:

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Resolutions from the April 27, 2010 Shareholders’ Meetings:  GAP issued three press releases on April 28, 29 and 30, 2010 related to the events of the Ordinary and Extraordinary Shareholders’ Meetings that had been held on April 27, 2010.  These press releases disclosed that certain of the outcomes of these shareholders’ meetings had been unclear.  The press releases further stated that there was reasonable doubt as to whether the following items had been validly approved, given that under GAP’s by-laws a majority vote of the Series “BB” shares is necessary to validly approve these items: financial statements of the Company (Item II of the Ordinary Shareholders’ Meeting); the payment of dividends (Item IV of the Ordinary Shareholders’ Meeting); the capital reduction (Item I of the Extraordinary Shareholders’ Meeting); and the amendment of the by-laws as required as a consequence of the capital reduction (Item II of the Extraordinary Shareholders’ Meeting).  This uncertainty resulted from a preliminary injunction that created differing opinions regarding the ability of the Series “BB” shares to be voted.  This generated a reasonable doubt regarding the approval of all or some of the abovementioned agenda items, except for Item IX regarding the designation of directors with respect to which there is consensus in that it was never voted on.

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Polarization and Dispute among Certain Shareholders:  The uncertainty surrounding the validity of the approvals of the aforementioned resolutions was due to a dispute between two groups of our shareholders, one of which maintained that the approvals of the abovementioned items were valid and the other of which maintained that they were not.  Each group made arguments as to the validity and legitimacy of the approvals and the sequence of events that had transpired.  In fact, there are different versions of the minutes of these shareholder meetings.

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Shareholder Distributions: Consulting Mexican judicial authorities: Due to the continuing uncertainty, GAP consulted with Mexican judicial authorities through a voluntary legal proceeding (procedure is merely consultative) in order to try to clear up the events of the April 27, 2010 shareholders’ meetings and to determine if the dividends could be paid and the capital reduction could proceed on the date indicated on the agenda of the Shareholders’ Meetings.  It is important to highlight that for the proceeding the company did not deposit the funds necessary for payment of the dividend with the court but did make them available for payment pending resolution by the judge of the proper dividend amount.  On June 9, 2010, the judge determined that our voluntary petition had become moot as a result of the resolutions passed during the shareholders’ meetings held on June 2, 2010, which are described in the following section, notwithstanding the fact that he had considered the question properly submitted.

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GAP Announces New Ordinary and Extraordinary Shareholders’ Meetings: Following its May 7th meeting, the Audit Committee called for new Ordinary and Extraordinary Shareholders’ Meetings to be held on June 2, 2010. As was discussed in the press release dated May 17, 2010, the Meeting Agenda for the Ordinary Meeting was: Only item: resolutions regarding the deliberation and agreements concerning Items I and IV of the Ordinary Shareholders’ Meeting held on April 27, 2010, related to the approval of the financial statements of the Company and its subsidiaries, the external auditor’s report and the payment of a dividend for Ps. 1,000,000,000.00 or Ps. 1.7825311942959 for each of the Company’s outstanding shares.; and the Meeting Agenda for the Extraordinary Meeting was: Only item: resolutions regarding the deliberation and agreements concerning Items I and II of the Extraordinary Shareholders’ Meeting held on April 27, 2010, related to the capital reduction of Ps. 900,000,000.00 (NINE HUNDRED MILLION PESOS) and the modification of Article 6 of the Company’s bylaws.

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 Ordinary Shareholders’ Meeting held June 2, 2010; Approval of Distributions to Shareholders: The meeting called by the Audit Committee took place with a quorum of 80.82% of GAP’s shares either present or represented.  At this Ordinary Shareholders’ Meeting, the Audit Committee made a motion that, among other things, stated:

“It is public knowledge that notices were published that state that the Company is unable to determine if Items II and IV submitted for approval at the April 27, 2010 Ordinary Shareholders’ Meeting were approved.  Because of this uncertainty, these items were put on hold until the events of the meeting could be clarified.  To date, we have received a draft of the general ordinary shareholders meeting act that argue that these items were not approved.  We have also received correspondence from shareholders and members of the board objecting to the draft and stating that the items were approved.  The members of this committee also took it upon themselves to review, with the assistance of advisors, the relevant legislation, and have held meetings with the proper individuals.

At the time of our Audit Committee meeting on May 7, 2010, we could not yet confirm whether the representative of the series BB shares… voted for or against Items II and IV of the meeting agenda for the April 27, 2010 General Ordinary Shareholders’ Meeting.”

The Audit Committee then proceeded to request that the shareholders “vote individually by share series to approve the financial statements of the Company and its subsidiaries, the report of the external auditor and the declaration of the dividend, and, if approved, the amount allocated for a dividend would be paid out in the following manner: (a) Ps. 750,000,000 (SEVEN HUNDRED FIFTY MILLION PESOS), or Ps. 1.33689839572193 (ONE POINT THREE THREE SIX EIGHT NINE EIGHT THREE NINE FIVE SEVEN TWO ONE NINE THREE PESOS) for each of the 561 million outstanding shares, on June 23, 2010. (b)Ps. 250,000,000 (TWO HUNDRED FIFTY MILLION PESOS), or Ps. 0.445632798573975 (ZERO POINT FOUR FOUR FIVE SIX THREE TWO SEVEN NINE EIGHT FIVE SEVEN THREE NINE SEVEN FIVE) for each of the 561 million outstanding shares, on or before November 30, 2010.  And designate, in no particular order, the following people as delegates to implement these resolutions: Jorge Sales Martínez, Rodrigo Guzmán Perera, Sergio E. Flores Ochoa, Miguel Aliaga Gargollo, Erica Barba Padilla and Raúl Fernández Briseño.” [condensed text]

GAP has already informed the public of the outcome of this Ordinary Shareholders’ Meeting in prior press releases.  The payment date for the first portion of the dividend has been set for June 15, 2010 and the second portion for November 30, 2010.  We have actively been completing all the necessary steps to ensure that the payment on June 15 will be made.

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GAP’s Ordinary and Extraordinary Shareholders’ Meetings held June 2, 2010:  At the Extraordinary Shareholders’ Meeting, presided over by Demetrio Ullastres Llorente with a quorum of 80.82%, the representative of the Series “BB” shareholders announced that at AMP’s shareholder meeting held on May 28 2010, the decision was made to appoint the following individuals as GAP board members to represent the Series BB shareholders as of the Ordinary Shareholders’ Meeting held June 2, 2010: Demetrio Ullastres Llorente (alternate Jaume Reynal), Javier Marín San Andrés  (alternate Rodrigo Marabini Ruíz), Guillermo Díaz de Rivera (alternate Vicente Grau) and Carlos del Río Carcaño (alternate Jorge Sepúlveda).

An Extraordinary Shareholders’ Meeting also took place at the same location and with the same quorum as the Ordinary Shareholders’ Meeting.  At this meeting, the Audit Committee presented another motion (whose wording was very similar to that presented at the Ordinary Shareholder’s Meeting) to vote on the Company’s capital reduction.  The items in this meeting’s agenda, however, were not approved.  As a result, the capital reduction and the corresponding modification of the bylaws were not approved.  This occurred, as we previously announced, because the designated representative of all of the Series “BB” shares stated that he did not have instructions on how to cast a vote with respect to the capital reduction or the corresponding modification of Article 6 of the Company’s bylaws.  In addition, given that Article 43 of the Company’s bylaws requires a majority vote from the Series “BB” shareholders in order to approve the capital reduction and the modification of the Company’s bylaws, these items were not approved.

GAP was also informed through a letter, signed by Mrs. Laura Diez Barroso (who signed as Chairwoman of GAP’s Board of Directors) and delivered to GAP’s chief executive officer on June 2, 2010, that according to the representatives of Controladora Mexicana de Aeropuertos S.A. de C.V.’s (“CMA”) shares, CMA and certain other GAP shareholders (without specifying the total number of shares either present or represented) had met elsewhere in the Club de Industriales to hold the Company’s shareholders’ meetings. These shareholder meetings, however, could not proceed due to a lack of quorum.

Independent Board Members and Chairman of the Board

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Debates concerning the resolutions of the shareholders’ meetings held on April 27, 2010: As explained above, there was reasonable doubt regarding the approval of all or some of the items at the shareholders’ meetings except for Item IX regarding with respect to which there is consensus in that it was never voted on.

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New Board Members and Chairman; Approvals by the Nominations and Compensation Committee on May 27, 2010: Notwithstanding, the members of the Nominations and Compensation Committee by way of their President announced that, in their opinion: (i) given that the time period, as required by the Mexican Stock Markets Law as well as by our bylaws, for the election of our independent board members had passed since the last election held on April 28, 2009, in the view of the Nominations and Compensation Committee the term of our independent board members had ended; and (ii) given that the Chairman of the Board was neither nominated nor confirmed during the Ordinary Shareholders’ Meeting held on April 27, 2010, the term for the person holding this position had also ended.  As a result, the Committee believed the position of Chairman automatically corresponds to the first board member named during the deliberation of Item VII of the shareholders’ meeting held on April 27, 2010, Mr. Demetrio Ullastres Llorente. Mr. Ullastres will remain in this position until GAP’s shareholders elects a new Chairman of the Board.

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Election of Independent Board Members: The Company’s Board of Directors held a meeting on June 2, 2010 (comprised only by board members representing the Series “BB” shareholders, since the independent board members’ terms had ended as per the notification by the Nominations and Compensation Committee to GAP). At the meeting, the following independent board members were provisionally and unanimously elected: José Manuel Rincón Gallardo Purón, Ernesto Vega Velasco, Francisco Javier Fernández Carbajal, Francisco Glennie y Graue, León Falic, Jaime Cortés Rocha, Carlos Bravo. The first four independent board members have held the position of independent board members since 2006.  This election was held according to Article 18 of GAP’s bylaws. These appointments do not include the remaining directors designated by the Series “BB” shareholders.

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Disputes over CNC Resolutions: The shareholders of CMA, holder of 33% of the shares of Aeropuertos Mexicanos del Pacífico, S.A. de C.V., GAP’s Strategic Shareholder and owner of 15% of GAP’s outstanding shares represented by all of the Series BB shares, are questioning the validity of the June 2, 2010 Board Meeting and the decisions by the Nominations and Compensation Committee’s to declare that the terms of the directors and the Chairman had expired.

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Next Board Meeting: GAP’s board announced that another board meeting would be held on June 17, 2010.  Among the items to be discussed and approved are the calling of a General Ordinary Shareholders’ Meeting and the proposal to ratify the independent board members.

•	Disputes over the composition of the board: There are disputes regarding the composition of GAP’s Board of Directors that have created uncertainty about the composition of the board.

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Company Bylaws: Finally, given that there have recently been discussions about the Company’s bylaws in the media, GAP would like to reiterate that it has and will continue working, as may be necessary, to keep its bylaws in conformity, where applicable, with the Mexican Stock Markets Law.

GAP is not aware of any legal actions initiated against any of the officers of the Company and related to any of the events mentioned above. Similarly, the information discussed above is related to situations that GAP is aware of and is stated independently of other acts or events that may be considered material information and that legally needs to be disclosed to shareholders, but that at this time GAP is not yet aware.

GAP believes that the disputes among its shareholders will not affect the operations of its subsidiaries or the Company’s financial situation since the Company continues to operate normally.  In any case, GAP does not expect the situation to negatively affect the operations of any of its subsidiaries.

***

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Bajio, Morelia, Aguascalientes, Mexicali and Los Mochis.  In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements.  These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results.  The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements.  Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements.  Such statements reflect the current views of management and are subject to a number of risks and uncertainties.  There is no guarantee that the expected events, trends or results will actually occur.  The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors.  Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores,” GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 800-759-0045. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

SIGNATURES

                        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer
Date: June 14, 2010